

11022612

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 15 2011
DIVISION OF MARKET REGULATION

cyc 6/20/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st BCCW Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty + Co., P.C

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
2011 JUN 15 PM 2:00
SEC / TM

1ST BCCW CAPITAL CORP
FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society of
Certified Public Accountants


McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Independent Auditors' Report

To the Board of Directors
1st BCCW Capital Corp
Bedford, NH 03110

We have audited the accompanying statement of financial position of the 1st BCCW Capital Corp. as of December 31, 2010 and 2009 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. We have also audited the Board's internal control over financial reporting as of December 31, 2010 based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The 1st BCCW Capital Corp.'s financial reporting management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Financial Reporting Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the 1st BCCW Capital Corp.'s internal control over financial reporting based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We conducted our audit of the internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. We believe that our audit provides a reasonable basis for our opinion.

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the 1st BCCW Capital Corp. as of December 31, 2010 and 2009, and the statement of income, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 1st BCCW Capital Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 4, 2011

1ST BCCW CAPITAL CORP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Cash	$ 16,612	$ 13,554
Accounts Receivable	5,030	-
Prepaid Expenses	3,936	4,765
Total Assets	$ 25,578	$ 18,319

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Liabilities:		
Accounts Payable	$ -	$ -
Stockholders' Equity:		
Common Stock ($1.00 par value, 10 shares authorized, issued and outstanding)	$ 10	$ 10
Additional Paid-in Capital	93,236	93,236
Accumulated Deficit	(67,668)	(74,927)
Total Stockholders' Equity	25,578	18,319
Total Liabilities and Stockholders' Equity	$ 25,578	$ 18,319

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

1ST BCCW CAPITAL CORP
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues:		
Commissions	$ 160,897	$ 25,000
Management Fees	6,175	8,280
Total Revenues	167,072	33,280
Expenses:		
Bank Charges	31	85
Computer Fees	420	420
Miscellaneous Expenses	2,056	1,955
Professional Fees	4,200	4,200
Regulatory Fees	6,179	6,334
Management Fees	146,987	30,489
Total Expenses	159,873	43,483
Other Income (Expense):		
Interest Income	60	84
Net Income / (Loss) Before Taxes	7,259	(10,119)
Provision for Income Taxes:		
State Income Tax	-	-
Net Income / (Loss)	$ 7,259	$ (10,119)

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

1ST BCCW CAPITAL CORP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Add'l Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2009	$ 10	$ 93,236	$ (64,808)	$ 28,438
Contributions to Capital	-	-	-	-
Net Income/(Loss) December 31, 2009	-	-	(10,119)	(10,119)
Balance December 31, 2009	$ 10	$ 93,236	$ (74,927)	$ 18,319
Contributions to Capital	-	-	-	-
Net Income / (Loss) December 31, 2010	-	-	7,259	-
Balance December 31, 2010	$ 10	$ 93,236	$ (67,668)	$ 25,578

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

1ST BCCW CAPITAL CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 7,259	$ (10,119)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) / Decrease in Accounts Receivable	(5,030)	-
(Increase) / Decrease in Prepaid Expenses	829	(472)
Net Increase (Decrease) in Cash Provided by Operating Activities	3,058	(10,591)
Cash Flows from Investing Activities:		
Partner Capital Contributions	-	-
Net Cash Flows from Investing Activities	-	-
Net Cash Flows from Financing Activities	-	-
Net Increase (Decrease) in Cash	3,058	(10,591)
Cash Balance - January 1	13,554	24,145
Cash Balance - December 31	$ 16,612	$ 13,554

Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	-	-
Interest	-	-

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New Hampshire on June 30, 1993 to do business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, income or loss flows directly to the shareholders, and income taxes are determined at the shareholder level.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the earnings process is complete and an exchange has taken place. The earnings process is deemed complete when contractual obligations have been met.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was **$**16,612 and **$**13,554 at December 31, 2010 and 2009, respectively, which exceeds the required net capital amount of $5,000, by $11,612 and $8,554, at December 31, 2010 and 2009. The ratio of aggregate indebtedness at December 31, 2010 and 2009 was 0%.

NOTE 3 - RELATED PARTY TRANSACTIONS

A related entity, Baldwin & Clarke Corporate Finance, Inc. (BCCF) pays all expenses of this Company except some direct costs. BCCF is responsible for expenses such as rent and other overhead costs associated with the operation of the Company. Management fees of $138,902 and $5,489 were paid in 2010 and 2009, respectively to BCCF. The balance of management fees of $8,085 and $25,000 for 2010 and 2009 respectively were paid to Chartworth, LLC for fees earned in each year.

1ST BCCW CAPITAL CORP

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2010 AND 2009

SCHEDULE 1

1ST BCCW CAPITAL CORP

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2010 AND 2009

AGGREGATE INDEBTEDNESS:		2010		2009
Total Aggregate Indebtedness		-		-
NET CAPITAL				
Common Stock	$	10	$	10
Additional Paid-in Capital		93,236		93,236
Retained Earnings / (Deficit)		(67,668)		(74,927)
Total Stockholders' equity qualified for net capital	$	25,578	$	18,319
DEDUCTIONS AND/OR CHARGES				
Non-Allowable assets: Accounts Receivable		(5,030)		-
Non-Allowable assets:		(3,936)		(4,765)
Net Capital, as defined	$	16,612	$	13,554
CAPITAL REQUIREMENTS		5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	11,612	$	8,554
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%		0%

RECONCILIATION BETWEEN AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL:

There was no difference in net capital as reported by the Company in the Company's part IIA (unaudited), focus report at December 31, 2010 and 2009.

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

SCHEDULE II

1ST BCCW CAPITAL CORP

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2010 AND 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

SCHEDULE III

1ST BCCW CAPITAL CORP

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2010 AND 2009

The Company claims exemption from the segregation of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

SCHEDULE IV

TRADEDESK FINANCIAL CORP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010 AND 2009

The Company is exempt from the reserve requirements of Rule 15c3-3, as it's transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.



McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5

Board of Directors
1st BCCW Capital Corp

In planning and performing our audit of the financial statements and supplemental schedules of 1st BCCW Capital Corp, for the year ended December 31, 2010 and 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because 1st BCCW Capital Corp does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal reserve regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control; that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 4, 2011

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